August 29, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nucor Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

File No. 1-04119

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company” or “Nucor”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 2, 2013. Our responses to your comments are set forth below, and we have included the Staff’s comments in italicized text prior to the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Critical Accounting Policies and Estimates, page 35

Equity Method Investments, page 36

1.	We note your response to prior comment 6. Please provide us supplementally with the following information regarding the assumptions used in your assessment of the equity method in Duferdofin Nucor:

•	Explain how you developed your method, including your basis for determining the number of scenarios and probability weighting of scenarios;

•	Tell us how many scenarios are used and provide us with the probability weights;

The Company’s probability weighted multiple scenario based model used in testing our investment in Duferdofin Nucor (“DN”) for potential impairment was developed based on guidance provided in ASC 820 Fair Value Measurement, specifically as it relates to an income approach and present value techniques. Management’s analysis includes three discounted cash flow scenarios (best case, base case and recessionary case), which contain forecasted near term cash flows under each

Mr. Terence O’Brien

United State Securities and Exchange Commission

August 29, 2013

scenario, including a perpetuity cash flow estimate based on the final year of the forecasted period. Management believes this methodology best captures the range of possible outcomes that could be reasonably considered in light of the information available at the time.

In the event we determine that we need to conduct an impairment review process (as we did in 2012), management determines the probability that each cash flow scenario will come to fruition based on the specific facts and circumstances of each scenario. In the latest 2012 DN impairment analysis, the three scenarios were weighted as follows: 15%-best case, 70%-base case and 15%-recessionary case.

In addition to previously provided additional disclosures, in future annual filings beginning with the Company’s Annual Report on Form 10-K for fiscal 2013, we will enhance our disclosure surrounding our methodology for testing for impairment of equity method investments by adding the following statement to our critical accounting policy disclosure on equity method investments:

We calculate estimated fair value using a probability-weighted multiple scenario income approach consistent with the quantitative analysis described in our goodwill policy above.

•	Provide us with a discussion of how the assumptions used in the scenarios compare to recent operating performance;

•

Explain the basis for any assumptions that differ significantly from recent operating performance, including revenue trend and growth rate and gross margin. Explain the impact of these assumptions on your results;

We believe that the assumptions used in our fair value calculation represent a reasonable approximation of current and historical operating and financial performance affected by current operational and cost structure improvements. Certain assumptions (such as revenue growth trend, growth rates, gross margin, capacity utilization, depreciation, etc.) are developed using a bottom-up approach by DN operational and financial professionals and are discussed at great length with Nucor senior management. Other assumptions (such as inputs to the discount rate, terminal growth rate, certain income tax assumptions, etc.) are developed by the Nucor corporate finance team based on observable and unobservable inputs, taking the perspective of a third-party market participant. As previously discussed, our model includes three scenarios in the determination of the fair value of our investment of DN. Generally, the best case scenario has estimates of future results over the forecast

Mr. Terence O’Brien

United State Securities and Exchange Commission

August 29, 2013

period that range from results slightly higher than recent operating performance to levels that are consistent with historical operating and financial performance (i.e., results experienced prior to the onset of the current recessionary period that began in 2008). The base case scenario has estimates of future results over the forecast period that range from results generally in line with recent operating performance to levels that are more conservative than historical operating and financial performance. The worst case scenario has estimates of future results over the forecast period that range from results relatively consistent with the operating and financial performance that we are currently experiencing in today’s unprecedented recessionary state of the global steel industry, to limited growth resulting only from slight improvements each year in utilization rates (an acknowledgement of where the industry is in the economic cycle).

•	Provide us with an explanation of your understanding of the overall sensitivity of the results of your impairment assessment to the assumptions.

Changes in many of the assumptions can have a significant effect on the fair value calculation. We list two of the most significant assumptions in our annual report to stockholders - projected revenue and discount rate. There are actually eight assumptions or data points that we use to develop the discount rate used in our model. In addition, market factors that might affect projected revenue assumptions would also likely affect other inputs such as gross margin, capacity utilization, growth rate and working capital assumptions in varying degrees and often offsetting in nature. Expand this interdependence across the three scenarios, and there is no real meaningful, effective and accurate way to disclose sensitivity to the reader.

Even if the model were based on only one scenario, communication of sensitivity around any single input of the model would not likely give the reader an accurate portrayal of how the valuation of the investment would change. If we assume that the risk free rate and the estimated cost of debt (two of the eight inputs used in developing the discount rate) were to increase, this fact by itself would cause the calculation of the estimated fair value to decrease. However, interest rates do not change in isolation. Given the nature of our industry, the very same macro-economic factors that affected the discount rate would most assuredly affect multiple other inputs into the calculation, including but not limited to management’s estimation of revenue, gross margin, growth rates, and capacity utilization as well as the weighting applied to the three scenarios. Disclosing the

Mr. Terence O’Brien

United State Securities and Exchange Commission

August 29, 2013

effects of a 50-basis point change in the discount rate, alone, ignores the effects that the very same macro-economic change has on all of the other inputs used to develop fair value in the model and would therefore be very misleading. As an example, an increase in the risk free interest rate might likely be related to a general increase in gross domestic product, which might cause our sales and gross margin to increase, which might cause our capacity utilization to increase, which might cause our maintenance capital expenditures and working capital needs to increase, which might cause management to change the weighted allocation of the scenarios, and so on and so forth. Management cannot reliably comment on the extent and effect that all of these possible changes to inputs would have on our analysis.

*    *    *    *

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses adequately address your comments and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President